Elevating Airport Security

By Morgan Muchnick, Amulet

Terror attacks on U.S. soil are so common these days that, as a society, we are becoming almost numb to them. Incidents, such as the tragic shooting that recently took place at Ft. Lauderdale International Airport highlights an important policy issue that must be addressed.

Airports across the country are tasked with protecting passengers throughout the duration of their journey. To accomplish this, the airport security check-in process has developed into an exceedingly thorough and rigorous process over the past decade. These security advancements can be largely attributed to the establishment of the Transportation Security Administration (TSA) following the terror attacks of 9/11.

While the vast majority of passengers would likely not lament the limits of TSA authority, many airport patrons do not realize that TSA has little province when it comes to their safety after passing through security. In fact, TSA officials do not have the jurisdiction to intervene or search carry-on luggage once a passenger has successfully completed the screening process. Security beyond this checkpoint is left to airport or municipal authorities that utilize other security methods such as surveillance, armed police, and various other physical security mechanisms. However just as the deadly shootings at Ft. Lauderdale International Airport illustrated, there is little that can be done once an act of aggression occurs. Consequently, we must now look beyond our traditional security screening procedures and include an additional layer of protection that deals with active shooter and blast violence that can occur in locations that are well beyond the TSA perimeter.

One of the most effective and non-invasive forms of improving airport safety and security is elevating the quality of



physical protective barriers in airport terminals. Although a number of U.S. airports have recognized the importance of employing top-notch physical barriers, others remain less secure, creating a safety disparity for passengers across the country. For example Pittsburgh International Airport (PIT) and Cincinnati/Northern Kentucky International Airport (CVG), have consistently ranked among the safest airports in the world due to the elevated security of their passenger checkpoints as well as heightened law enforcement presence. In addition to these safety features, both airports maintain top-quality physical security mechanisms designed to protect passengers. These airports contrast starkly with their less secure counterparts.

While the security industry has witnessed robust growth and innovation within the cyber and visual assessment monitoring sectors of the market, the level of innovation among physical technology has been dramatically slower. This is problematic since our over-reliance on monitoring and detection has clearly not eliminated threats. Thus, we must move past false assumptions that safety precautions or that the ability to watch a shooting event in real time will deter an assailant. Without an equal focus on physical protective technology, such as ballistic barriers, any layered security strategy is likely to fail and result in possible injury or death. Just as a chain is only as strong as its weakest link, so too is our nation's airport security.

New, innovative forms of protection such as the barrier technology of Amulet®, provides a significant, yet invisible measure of heightened security within public settings such as airports. This unique bullet and blast-resistant technology is seamlessly, invisibly integrated directly into various building objects, such as furniture, furnishings, walls and doors. Moreover, it dramatically improves the level of safety available to the public in a way that requires no training, as it works in conjunction with human 'duck and cover' behavior exhibited during active shooter events. Amulet® technology resides within existing facility models which helps to maintain a sense of openness and normalcy.

The inclusion of Amulet® answers the question of what protection exists directly in the space where gun violence occurs and serves as an additional layer of protection to the security profile of virtually every public space. It also represents a method of equalizing the security disparity among airports across the United States and those of other nations. This is crucial because, as we have learned from the recent Ft. Lauderdale airport shooting, further steps must been taken in order to improve our security in the public space.

While not a universal panacea, Amulet® is an important innovation for dealing with active shooter and other terror events at our nation's airports. For aviation stakeholders and passengers alike, it is considered a much-needed layer of protection in a sector that is in need of some technological disruption. SIA